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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Franklin Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0003546131

(Cusip Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Schedule 13G	Page 2 of 7

CUSIP No. 0003546131

1.	Name of Reporting Person: Elizabeth S. Wiskemann		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 15,260,569 as of January 25, 2005*

		6.	Shared Voting Power: 294,632 as of January 25, 2005**

		7.	Sole Dispositive Power: 15,260,569 as of January 25, 2005*

		8.	Shared Dispositive Power: 294,632 as of January 25, 2005**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,555,201 as of January 25, 2005*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.2%***

12.	Type of Reporting Person: IN

* Consists of (i) 6,778,804 shares owned by Elizabeth S. Wiskemann as Trustee of the Elizabeth S. Wiskemann Family Trust, (ii) 7,713,349 shares owned by Elizabeth S. Wiskemann as Trustee of the Wiskemann Family Non-Exempt Marital Trust, (iii) 10,416 shares owned by Elizabeth S. Wiskemann as Trustee of the Wiskemann Family Exempt Marital Trust and (iv) 758,000 shares in the Elizabeth Wiskemann Rollover Individual Retirement Account, of which Elizabeth S. Wiskemann is the sole beneficiary.

**Consists of 294,632 shares owned by the Wiskemann Family Foundation in which Elizabeth S. Wiskemann is an officer and shares voting and dispositive power.

*** The percentage is based upon 251,352,866 issuer shares of Common Stock outstanding as of November 30, 2004, as reported in issuer’s Form 10-K for the fiscal year ended September 30, 2004.

Item 1.
Item 2.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

Schedule 13G	Page 3 of 7

CUSIP No. 0003546131

Item 1.

(a)	Name of Issuer:

Franklin Resources, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Franklin Parkway
San Mateo, CA 94403

Item 2.

(a)	Name of Person Filing:

Elizabeth S. Wiskemann

(b)	Address of Principal Business Office or, if none, Residence:

7 Mt. Lassen Drive, Suite B-156
San Rafael, CA 94903

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

0003546131

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

Schedule 13G	Page 4 of 7

CUSIP No. 0003546131

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 15,260,569 as of January 25, 2005*.

(b)	Percent of class: 6.2%** .

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 15,260,569 as of January 25, 2005*.

(ii)	Shared power to vote or to direct the vote: 294,632 as of January 25, 2005**.

(iii)	Sole power to dispose or to direct the disposition of: 15,260,569 as of January 25, 2005*.

(iv)	Shared power to dispose or to direct the disposition of: 294,632 as of January 25, 2005**.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

* Consists of (i) 6,778,804 shares owned by Elizabeth S. Wiskemann as Trustee of the Elizabeth S. Wiskemann Family Trust, (ii) 7,713,349 shares owned by Elizabeth S. Wiskemann as Trustee of the Wiskemann Family Non-Exempt Marital Trust, (iii) 10,416 shares owned by Elizabeth S. Wiskemann as Trustee of the Wiskemann Family Exempt Marital Trust and (iv) 758,000 shares in the Elizabeth Wiskemann Rollover Individual Retirement Account, of which Elizabeth S. Wiskemann is the sole beneficiary.

Schedule 13G	Page 5 of 7

CUSIP No. 0003546131

**Consists of 294,632 shares owned by the Wiskemann Family Foundation in which Elizabeth S. Wiskemann is an officer and shares voting and dispositive power.

*** The percentage is based upon 251,352,866 issuer shares of Common Stock outstanding as of November 30, 2004, as reported in issuer’s Form 10-K for the fiscal year ended September 30, 2004.

Schedule 13G	Page 6 of 7

CUSIP No. 0003546131

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G	Page 7 of 7

CUSIP No. 0003546131

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2005

Date

/s/ Elizabeth S. Wiskemann

Signature

Elizabeth S. Wiskemann

Name/Title